# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Repare Therapeutics Inc., CIK 0001808158
CUSIP: 760273102
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 7171 Frederick Banting, Building 2, Suite 270, Saint-Laurent, Quebec, Canada (Federal Level) (Z4), H4S 1Z9
Date of event which requires filing of this statement: 11/19/2025
Filed by CIK 0001589097
Persons authorized to receive notices and communications: Max Eisenberg, One Sansome Street, Suite 1650, San Francisco, California (CA), 94104, 415-801-8100

## Reporting persons
- Versant Venture Capital V, L.P. (CIK 0001589097): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versant Affiliates Fund V, L.P. (CIK 0001589095): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,693; shared voting power 0; sole dispositive power 2,693; shared dispositive power 0; aggregate amount beneficially owned 2,693 (0% of the class)
  Comment: All shares are held by VAF V (as defined in Item 2(a) of the Original 13D (as defined in Item 1 below)). VV V (as defined in Item 2(a) of the Original 13D) is the sole general partner of VAF V and may be deemed to have voting and dispositive power over the securities held by VAF V and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 42,985,755 Common Shares (as defined in Item 1 of the Original 13D) outstanding as of October 31, 2025, as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2025, filed with the United States Securities and Exchange Commission (the "Commission") on November 14, 2025 (the "Form 10-Q").
- Versant Ophthalmic Affiliates I, L.P. (CIK 0001589098): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,982; shared voting power 0; sole dispositive power 2,982; shared dispositive power 0; aggregate amount beneficially owned 2,982 (0% of the class)
  Comment: All shares are held by VOA (as defined in Item 2(a) of the Original 13D). VV V is the sole general partner of VOA and may be deemed to have voting and dispositive power over the securities held by VOA and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 42,985,755 Common Shares outstanding as of October 31, 2025, as reported in the Form 10-Q.
- Versant Ventures V, LLC (CIK 0001619298): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,675; sole dispositive power 0; shared dispositive power 5,675; aggregate amount beneficially owned 5,675 (0% of the class)
  Comment: The shares reported in Rows 8 and 10 consist of (i) 2,693 Common Shares held by VAF V and (ii) 2,982 Common Shares held by VOA. VV V is the sole general partner of each of VAF V and VOA and may be deemed to have voting and dispositive power over the securities held by each of VAF V and VOA.
  
  The percentage in Row 13 is based on 42,985,755 Common Shares outstanding as of October 31, 2025, as reported in the Form 10-Q.
- Versant Venture Capital V (Canada) LP (CIK 0001612235): type of reporting person: partnership (PN); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 6,814; shared voting power 0; sole dispositive power 6,814; shared dispositive power 0; aggregate amount beneficially owned 6,814 (0% of the class)
  Comment: All shares held by VVC CAN (as defined in Item 2(a) of the Original 13D). VV V CAN GP (as defined in Item 2(a) of the Original 13D) is the sole general partner of VV V CAN (as defined in Item 2(a) of the Original 13D), and VV V CAN is the sole general partner of VVC CAN. Each of VV V CAN GP and VV V CAN share voting and dispositive power over the shares held by VVC CAN and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 42,985,755 Common Shares outstanding as of October 31, 2025, as reported in the Form 10-Q.
- Versant Ventures V (Canada), L.P. (CIK 0001716490): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,814; sole dispositive power 0; shared dispositive power 6,814; aggregate amount beneficially owned 6,814 (0% of the class)
  Comment: All shares held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN, and VV V CAN is the sole general partner of VVC CAN. Each of VV V CAN GP and VV V CAN share voting and dispositive power over the shares held by VVC CAN and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 42,985,755 Common Shares outstanding as of October 31, 2025, as reported in the Form 10-Q.
- Versant Ventures V GP-GP (Canada), Inc. (CIK 0001619297): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,814; sole dispositive power 0; shared dispositive power 6,814; aggregate amount beneficially owned 6,814 (0% of the class)
  Comment: All shares held by VVC CAN. VV V CAN GP is the sole general partner of VV V CAN, and VV V CAN is the sole general partner of VVC CAN. Each of VV V CAN GP and VV V CAN share voting and dispositive power over the shares held by VVC CAN and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 42,985,755 Common Shares outstanding as of October 31, 2025, as reported in the Form 10-Q.
- Versant Venture Capital VI, L.P. (CIK 0001687880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versant Ventures VI GP, L.P. (CIK 0001777654): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versant Ventures VI GP-GP, LLC (CIK 0001777652): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Versant Vantage I, L.P. (CIK 0001765253): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 72,211; shared voting power 0; sole dispositive power 72,211; shared dispositive power 0; aggregate amount beneficially owned 72,211 (0.2% of the class)
  Comment: All shares are held by Vantage LP (as defined in Item 2(a) of the Original 13D). Vantage LLC (as defined in the Original 13D) is the general partner of Vantage GP (as defined in Item 2(a) of the Original 13D), which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 42,985,755 Common Shares outstanding as of October 31, 2025, as reported in the Form 10-Q.
- Versant Vantage I GP, L.P. (CIK 0001777651): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 72,211; sole dispositive power 0; shared dispositive power 72,211; aggregate amount beneficially owned 72,211 (0.2% of the class)
  Comment: All shares are held by Vantage LP. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 42,985,755 Common Shares outstanding as of October 31, 2025, as reported in the Form 10-Q.
- Versant Vantage I GP-GP, LLC (CIK 0001777653): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 72,211; sole dispositive power 0; shared dispositive power 72,211; aggregate amount beneficially owned 72,211 (0.2% of the class)
  Comment: All shares are held by Vantage LP. Vantage LLC is the general partner of Vantage GP, which is the general partner of Vantage LP. Each of Vantage LLC and Vantage GP share voting and dispositive power over the shares held by Vantage LP and as a result may be deemed to have beneficial ownership over such securities.
  
  The percentage in Row 13 is based on 42,985,755 Common Shares outstanding as of October 31, 2025, as reported in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Repare Therapeutics Inc.
Address of issuer's principal executive offices: 7171 Frederick Banting, Building 2, Suite 270, Saint-Laurent, Quebec, Canada (Federal Level) (Z4), H4S 1Z9
Comment: This Amendment No. 6 (this "Amendment") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on July 7, 2020, as amended by Amendment No. 1 filed with the Commission on January 25, 2021, Amendment No. 2 filed with the Commission on February 26, 2021, Amendment No. 3 filed with the Commission on August 16, 2021, Amendment No. 4 filed with the Commission on June 13, 2022 and Amendment No. 5 filed with the Commission on January 6, 2023 (collectively, the "Original 13D"). Only those items that are hereby reported are amended; all other items reported in the Original 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original 13D.

## Item 2. Identity and Background
Residence or business address: One Sansome Street, Suite 1650, San Francisco, CA 94104

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person and the corresponding comments.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person and the corresponding comments.
Transactions in the class effected during the past sixty days:
On November 19, 2025, VVC V sold 44,594 Common Shares at a price per share of $2.1605 for aggregate proceeds of approximately $96,345.34.

On November 19, 2025, Versant VI sold 331,558 Common Shares at a price per share of $2.1605 for aggregate proceeds of approximately $716,331.06.

On November 20, 2025, VVC V sold 237,107 Common Shares at a price per share of $2.1064 for aggregate proceeds of approximately $499,442.18.

On November 20, 2025, Versant VI sold 1,762,893 Common Shares at a price per share of $2.1064 for aggregate proceeds of approximately $3,713,357.82.

On November 20, 2025, Vantage LP sold 4,006 Common Shares at a price per share of $2.1275 for aggregate proceeds of approximately $8,522.77.

On November 21, 2025, VAF V sold 5,782 Common Shares at a price per share of $2.1357 for aggregate proceeds of approximately $12,348.53.

On November 21, 2025, VOA sold 6,399 Common Shares at a price per share of $2.1357 for aggregate proceeds of approximately $13,666.25.

On November 21, 2025, VVC CAN sold 14,624 Common Shares at a price per share of $2.1357 for aggregate proceeds of approximately $31,232.26.

On November 21, 2025, Vantage LP sold 154,994 Common Shares at a price per share of $2.1357 for aggregate proceeds of approximately $331,018.36.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: November 20, 2025

## Signatures
- Versant Venture Capital V, L.P.: /s/ Max Eisenberg, Max Eisenberg, COO of Versant Ventures V, LLC the GP of Versant Venture Capital V, L.P. (11/21/2025)
- Versant Affiliates Fund V, L.P.: /s/ Max Eisenberg, Max Eisenberg, COO of Versant Ventures V, LLC the GP of Versant Affiliates Fund V, L.P. (11/21/2025)
- Versant Ophthalmic Affiliates I, L.P.: /s/ Max Eisenberg, Max Eisenberg, COO of Versant Ventures V, LLC the GP of Versant Ophthalmic Affiliates I, L.P. (11/21/2025)
- Versant Ventures V, LLC: /s/ Max Eisenberg, Max Eisenberg, COO (11/21/2025)
- Versant Venture Capital V (Canada) LP: /s/ Max Eisenberg, Max Eisenberg, COO of Versant Ventures V GP-GP (Canada), Inc., GP of Versant Ventures V (Canada), L.P., GP of Versant Venture Capital (Canada) LP (11/21/2025)
- Versant Ventures V (Canada), L.P.: /s/ Max Eisenberg, Max Eisenberg, COO of Versant Ventures V GP-GP (Canada), Inc. the GP of Versant Ventures V (Canada), L.P. (11/21/2025)
- Versant Ventures V GP-GP (Canada), Inc.: /s/ Max Eisenberg, Max Eisenberg, COO (11/21/2025)
- Versant Venture Capital VI, L.P.: /s/ Max Eisenberg, Max Eisenberg, COO of Versant Ventures VI GP-GP, LLC the GP of Versant Ventures VI GP, L.P. the GP of Versant Venture Capital VI, L.P. (11/21/2025)
- Versant Ventures VI GP, L.P.: /s/ Max Eisenberg, Max Eisenberg, COO of Versant Ventures VI GP-GP, LLC the GP of Versant Ventures VI GP, L.P. (11/21/2025)
- Versant Ventures VI GP-GP, LLC: /s/ Max Eisenberg, Max Eisenberg, COO (11/21/2025)
- Versant Vantage I, L.P.: /s/ Max Eisenberg, Max Eisenberg, COO of Versant Vantage I GP-GP, LLC the GP of Versant Vantage I GP, L.P. the GP of Versant Vantage I, L.P. (11/21/2025)
- Versant Vantage I GP, L.P.: /s/ Max Eisenberg, Max Eisenberg, COO of Versant Vantage I GP-GP, LLC the GP of Versant Vantage I GP, L.P. (11/21/2025)
- Versant Vantage I GP-GP, LLC: /s/ Max Eisenberg, Max Eisenberg, COO (11/21/2025)